Exhibit 99.5

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

November 16, 2015

Item 3.	News Release

The press release was disseminated through the services of Marketwired.

Item 4.	Summary of Material Change

The Company announced announce the unaudited interim consolidated financial results of the Company for the third quarter ended September 30, 2015.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

See Schedule “A” attached hereto.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

November 16, 2015

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street

Vancouver, B.C., Canada V6C 3L2

Telephone: (604) 688-3033 Fax: (604) 639-8873

Toll Free: 1-866-529-2807

Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

New York - AG
Toronto – FR	November 16, 2015
Frankfurt – FMV
Mexico - AG

First Majestic Reports Third Quarter Financial Results

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the unaudited interim consolidated financial results of the Company for the third quarter ended September 30, 2015. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's web site at www.firstmajestic.com or on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in U.S. dollars unless stated otherwise.

Third Quarter 2015 FINANCIAL Highlights

•	Generated revenues of $44.7 million

•	Mine operating loss amounted to $3.6 million

•	Net loss after taxes amounted to $1.8 million or a Basic EPS of ($0.01)

•	Operating cash flows before movements in working capital and taxes of $8.4 million or $0.07 per share

•	Produced 3.6 million silver equivalent ounces, including 2.6 million ounces of pure silver

•	Total cash cost, net of by-product credits, was $8.77 per payable silver ounce

•	All-in sustaining cost (“AISC”) was $14.41 per payable silver ounce, a 28% reduction compared to $19.89 per ounce in third quarter of 2014 and consistent with the previous quarter.

•	Average realized selling price for silver was $15.16 per ounce, compared to the quarterly COMEX average silver price of $14.87 per ounce

•	Cash and cash equivalents of $26.1 million held at the end of the quarter, excluding $28.6 million of cash received from the SilverCrest acquisition on October 1, 2015

“Our operational team continued to make positive steps in reducing input costs during the third quarter. Consolidated production costs decreased to $41.81 per tonne which represents an 11% improvement when compared to the prior quarter and the lowest rate since the second quarter of 2013,” stated Keith Neumeyer, President and CEO of First Majestic. “More aggressive cost cutting initiatives were launched in the quarter resulting in 180 layoffs and additional personnel reductions are being completed in the fourth quarter. These difficult times are requiring difficult decisions, however, the Company remains focused on free cash flow and producing ounces that are profitable at current metal prices.”

Third QUARTER 2015 Highlights

	Q3	Q2	Q/Q	Q1	Q4	Q3
HIGHLIGHTS	2015	2015	Change	2015	2014	2014
Operating
Ore Processed / Tonnes Milled	675,032	662,637	2%	631,609	683,528	621,196
Silver Ounces Produced	2,593,309	2,716,503	(5)%	2,776,855	3,074,567	2,680,439
Silver Equivalent Ounces Produced	3,558,035	3,802,558	(6)%	3,905,270	4,247,527	3,523,536
Cash Costs per Ounce(1)	$8.77	$8.74	0%	$8.22	$8.51	$10.41
All-in Sustaining Cost per Ounce(1)	$14.41	$14.49	(1)%	$13.88	$14.43	$19.89
Total Production Cost per Tonne(1)	$41.81	$46.80	(11)%	$46.90	$47.15	$54.34
Average Realized Silver Price per Ounce ($/eq. oz.)(1)	$15.16	$16.99	(11)%	$17.05	$16.30	$19.10
Financial ($ millions)
Revenues	$44.7	$54.2	(18)%	$54.6	$72.5	$40.8
Mine Operating Earnings (2)	$(3.6)	$3.4	(204)%	$5.0	$5.8	$(1.8)
Net Earnings	$(1.8)	$(2.6)	31%	$(1.1)	$(64.6)	$(10.5)
Operating Cash Flows before Working Capital and Taxes (2)	$8.4	$16.4	(49)%	$17.3	$21.1	$9.0
Cash and Cash Equivalents	$26.1	$37.7	(31)%	$22.4	$40.3	$34.7
Working Capital (1)	$(13.0)	$(0.9)	(1305)%	$(12.6)	$(2.9)	$11.4
Shareholders
Earnings per Share ("EPS") - Basic	$(0.01)	$(0.02)	32%	$(0.01)	$(0.55)	$(0.09)
Adjusted EPS(1)	$(0.06)	$(0.03)	(143)%	$0.00	$0.04	$(0.04)
Cash Flow per Share(1)	$0.07	$0.14	(49)%	$0.15	$0.18	$0.08

(1)	The Company reports non-GAAP measures which include cash costs per ounce, all-in sustaining cost per ounce, total production cost per ounce, total production cost per tonne, average realized silver price per ounce, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions.
(2)	The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before movements in working capital and income taxes. These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS.

FINANCIAL REVIEW

The Company generated revenues of $44.7 million for the third quarter of 2015, an increase of 10% compared to the third quarter of 2014 primarily due to the hold back of 934,000 ounces of silver sales in the third quarter of 2014. Compared to the prior quarter, revenues decreased 18% primarily due an 11% decrease is the average realized silver price.

Net loss for the quarter was $1.8 million (($0.01) per share), an improvement compared to a loss of $2.6 million (($0.02) per share) in the previous quarter due to a decrease in mine operating earnings offset by gains on foreign exchange and mark-to-market adjustments on the Company’s prepayment facilities. Cash flows from operations before movements in working capital and income taxes in the quarter totaled $8.4 million or $0.07 per share, compared to $16.4 million or $0.14 per share in the previous quarter.

Adjusted loss was $7.6 million (($0.06) per share) compared to an adjusted loss of $3.1 million (($0.03) per share) in the previous quarter. Mine operating loss was $3.6 million, compared to earnings of $3.4 million in the prior quarter. The decrease in adjusted loss and mine operating earnings was primarily driven by the decrease in silver prices and less silver equivalent ounces sold.

On October 1, 2015, the Company completed its acquisition of all of the issued and outstanding shares of SilverCrest by issuing 33,141,663 common shares of First Majestic, 2,647,147 in replacement stock options and a nominal sum of cash. Based on First Majestic’s closing share price on October 1, 2015, total estimated consideration for the acquisition was $104.2 million. SilverCrest’s Santa Elena Mine is now First Majestic’s sixth producing silver mine, adding further growth potential and diversity to the Company’s portfolio of Mexican projects. It also strengthens the Company’s liquidity position by contributing approximately $28.6 million in cash and $29.2 million in working capital on October 1, 2015.

OPERATIONAL HIGHLIGHTS

Total production for the quarter was 3,558,035 silver equivalent ounces and consisted of 2,593,309 ounces of silver, 4,434 ounces of gold, 8,743,453 pounds of lead and 3,122,498 pounds of zinc. The 6% decrease in production compared to the previous quarter was primarily attributed to a 36% decrease in production from Del Toro. The decrease at Del Toro was primarily due to a 23% decrease in tonnes milled and 17% lower silver grades as mining occurred in a lower grade area of the Perseverancia mine and Lupita vein. The decrease in Del Toro was partially offset by improvements in production at La Guitarra and San Martin due to improved silver and gold grades, and a 33% increase in processed ore at La Encantada due to the recent mill expansion.

The Company’s optimization and restructuring plan continues to make progress at reducing production costs, supported by a weaker Mexican Peso. Production costs for the quarter were $41.81 per tonne, an 11% decrease from $46.80 in the second quarter of 2015. In addition, another workforce reduction in personnel was finalized during the quarter and resulted in severance payments totaling approximately $0.3 million.

COSTS AND CAPITAL EXPENDITURES

Cash cost per ounce (after by-product credits) for the quarter was $8.77 per payable ounce of silver, consistent with $8.74 in the second quarter of 2015. Compared to the third quarter of 2014, cash cost per ounce decreased by 16% or $1.64 per ounce. AISCs for the quarter were $14.41 per ounce, consistent with $14.49 per ounce in the prior quarter and a 28% reduction compared to $19.89 per ounce in the third quarter of 2014. At Del Toro, the AISC increased to $11.89 per payable ounce of silver compared to $6.97 in the prior quarter. The increase was primarily due to a 36% decrease in silver production compared to the previous quarter plus major maintenance work performed in the processing plant this quarter. Compared to the third quarter of 2014, the decrease in costs were primarily attributed to additional by-product credits from lead production and efficiencies in processing costs, most noteworthy was the reduction in energy costs by connecting Del Toro to the national grid, as well as the foreign exchange effects of the weaker Mexican Peso.

For the first nine months of 2015, consolidated cash costs and AISCs have averaged $8.57 and $14.25 per payable silver ounce, respectively. This compares to annual guidance released in January estimating cash costs of $8.29 to $9.22 and AISCs of $13.96 to $15.48 per payable silver ounce. With continued cost cutting expected in the fourth quarter, management continues to believe both cash costs and AISCs will achieve the lower end of cost guidance for 2015.

The following table contains the mine by mine AISC from the third quarter of 2015 compared to the previous quarter and the third quarter of 2014.

	All-in Sustaining Costs (per Payable Silver Ounce)
Mine	Q3 2015	Q2 2015	Q/Q change	Q3 2014	Y/Y change
La Encantada	$16.01	$18.32	-13%	$17.32	-8%
La Parrilla	$14.43	$14.48	0%	$11.77	23%
Del Toro	$11.89	$6.97	71%	$25.39	-53%
San Martin	$8.87	$9.62	-8%	$14.11	-37%
La Guitarra	$9.68	$13.32	-27%	$27.74	-65%
Total:	$14.41	$14.49	-1%	$19.89	-28%

Capital expenditures in the third quarter were $15.0 million, primarily consisting of $3.3 million at La Encantada, $3.7 million at La Parrilla, $3.4 million at Del Toro, $2.2 million at San Martin and $2.0 million at La Guitarra. Compared to the previous quarter, capital expenditures decreased 14% due to continued cost cutting and the depreciation of the Mexican Peso.

For the first nine months of 2015, the Company has invested a total of $48.1 million towards capital expenditures. With the majority of capital projects now complete and the continued weakness in the Mexican Peso, management anticipates full year capital spending to be substantially below the previously announced 2015 guidance of $75.6 million.

OPERATIONAL AND GUIDANCE UPDATE

In an effort to increase free cash flow from its operations, the Company has implemented various cost cutting programs and operational modifications in order to improve profitability. Management believes leaving higher cost ounces in the ground is a prudent choice for its shareholders until silver prices improve. Therefore, the Company has revised its 2015 production guidance to incorporate the following operational adjustments:

1)	The addition of approximately 0.5 million ounces of silver (or 1.1 million silver equivalent ounces) of production in the fourth quarter from the newly acquired Santa Elena Mine.
2)	Reduction of head grades at La Encantada to 130 g/t, from previous estimates of 160 g/t to 180 g/t, due to a delay in accessing higher grade material as a result of a reduction in development and exploration budgets. Grades are expected to increase once the Ojuelas orebody is developed and brought into production in 2017.
3)	At La Parrilla, due to revised cut-off grades, further stripping at the Quebradillas open pit has been halted. The cyanidation mill will operate at 500 tpd and will process oxide ore from two main sources: provided by third parties with silver grades greater than 175 g/t and/or feed from open pit stockpiles with silver grades of approximately 120 g/t. Production from the San Marcos area will be limited until ground conditions are stabilized to support sustainable underground oxide ore production. The sulphide circuit is expected to continue to operate at 1,000 tpd throughout the fourth quarter.
4)	Reduction in throughput at Del Toro in the fourth quarter to 1,200 tpd due to limited production from Ore body 3 as a result of unstable ground conditions and excess water. Additional mining areas are currently being prepared to return production back to normal operating levels by the beginning of 2016.
5)	Increase in silver and gold production at both San Martin and La Guitarra due to higher than expected grades.

As a result of these operational modifications, 2015 annual silver production is now estimated to be within a new range of 11.0 to 11.2 million ounces, or 15.7 to 15.9 million silver equivalent ounces. This compares to the previous annual production guidance of 11.8 to 13.2 million ounces of silver, or 15.3 to 17.1 million silver equivalent ounces.

ABOUT FIRST MAJESTIC

First Majestic is a mining company focused on silver production in México and is aggressively pursuing the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.